Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three months ended March 31, 2024. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, and the section in our annual report on Form 20-F for the year ended December 31, 2023 titled “Item 3. Key Information—D. Risk Factors.”

Our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024, were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The terms “dollar,” “USD” or “$” refer to U.S. dollars. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “GH Research” or “GH,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to GH Research PLC and its consolidated subsidiary.

Overview

We are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Our initial focus is on developing our novel and proprietary mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) therapies for the treatment of patients with treatment-resistant depression, or TRD. Mebufotenin was selected as the International Nonproprietary Name (INN) for 5-MeO-DMT by the World Health Organization (WHO) Expert Advisory Panel on the International Pharmacopoeia and Pharmaceutical Preparations.

Our portfolio currently includes GH001, our proprietary inhalable mebufotenin product candidate, GH002, our proprietary intravenous mebufotenin product candidate, and GH003, our proprietary intranasal mebufotenin product candidate. While GH001 is currently delivered via a vaporization device produced by a third party, we are developing a proprietary aerosol delivery device. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen, or IDR, with intra-subject dose escalation within a single day. We have also completed a Phase 1/2 clinical trial in patients with TRD (GH001-TRD-102). Based on observed clinical activity in the Phase 1 part of the clinical trial, we believe that administration of a single dose of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery-Åsberg Depression Rating Scale, or MADRS, in certain patients, driven by the ultra-rapid onset of psychoactive effects (commonly within seconds) and an intense and short-lived (commonly five to 30 minutes) psychoactive experience. Based on observed clinical activity in the Phase 2 part of the trial, we believe that administration of GH001 in an IDR with intra-subject dose escalation within a single day can further increase the MADRS remission rate as compared to a single dose of GH001.

We have incurred losses since inception, including losses of $7.7 million for the three months ended March 31 2024, and losses of $35.6 million and $22.5 million for the years ended December 31, 2023 and 2022, respectively. As of March 31, 2024, we had an accumulated deficit of $75.5 million. We expect to incur significant expenses and operating losses for the foreseeable future as we expand our research and development activities. In addition, our losses from operations may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials, our expenditures on other research and development activities and based on foreign currency translation differences. We anticipate that our expenses will increase significantly in connection with our ongoing activities, if and as we:

•
continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for GH001, our inhalable mebufotenin product candidate, GH002, our intravenous mebufotenin product candidate, and GH003, our intranasal mebufotenin product candidate, for our initial indications and additional indications;

•
continue both the technical development and expansion of our external manufacturing capabilities for our current product candidates GH001, GH002 and GH003 and of the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	initiate and continue research and development, including nonclinical, clinical, and discovery efforts for any future product candidates;
•	seek to identify additional product candidates;
•
seek regulatory approvals for our product candidates GH001, GH002 and GH003, including the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device, or any other product candidates that successfully complete clinical development;

•	progress any nonclinical programs and any other work that may be required to lift the clinical hold on the study we proposed in our IND for GH001;
•
add operational, financial and management information systems and personnel, including personnel to support our product candidate and device development and help us comply with our obligations as a public company;

•	hire and retain additional personnel, such as clinical, quality control, scientific, commercial, sales, marketing and administrative personnel;
•	continue to prepare, file, prosecute, maintain, protect and enforce our intellectual property rights and claims;
•	establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure in the future to commercialize various products for which we may obtain regulatory approval;
•	comply with ongoing regulatory requirements for products approved for commercial sale, if ever;
•	acquire or in-license other product candidates, medical devices to deliver our product candidates, and other technologies; and
•	incur increased costs as a result of operating as a public company.

In addition, as we progress toward marketing approval for any of our product candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of one or more of our product candidates or other research and development initiatives, which could have a material adverse effect on our business, results of operations, and financial condition. We will need to generate significant revenue to achieve profitability, and we may never do so.

We are subject to a number of risks comparable to those of other similar companies, including dependence on key individuals; the need to develop product candidates with the required safety and efficacy profile and which support regulatory approval and are commercially viable; competition from other companies, many of which are larger and better capitalized; and the need to obtain adequate additional financing to fund the development of our product candidates.

Business Updates

GH001 in Patients with TRD

GH001, our proprietary inhaled mebufotenin (5-MeO-DMT) product candidate, is currently being investigated in a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial in approximately 80 patients with treatment-resistant depression (TRD) (GH001-TRD-201) with approximately 20 sites across seven European countries.

We continue to recruit according to plan, supporting the expected completion of the double-blind phase of this trial in the third quarter of 2024, with top-line data expected to be available in the third or the fourth quarter of 2024. The completion of the 6-month open-label extension of this trial is expected in the first quarter of 2025.

In this trial, GH001 is administered using a commercially available inhalation device. Consistent with previously completed trials, GH001 is administered on a single initial dosing day, without additional mandated visits for psychotherapy or psychological support before or after dosing.

GH001 in Patients with PPD and BDII

GH001 is also currently being investigated in proof-of-concept clinical trials in postpartum depression (PPD) (GH001-PPD-203) and in bipolar II disorder for patients with a current depressive episode (BDII) (GH001-BD-202).

We continue to expect GH001-PPD-203 completion and availability of top-line data in the third quarter of 2024. The BDII (GH001-BD-202) trial is recruiting slower than previously anticipated. We have recently initiated 6 additional sites in 3 European countries for this trial, and have implemented certain additional measures to support recruitment, but we need to further assess the impact of these measures on recruitment before we can provide an updated timeline.

GH002

GH002 is our proprietary intravenous mebufotenin (5-MeO-DMT) product candidate. With GH002, we have recently completed a Phase 1, dose-ranging clinical pharmacology trial in healthy volunteers (GH002-HV-105). This trial demonstrated that GH002 was well-tolerated and produced potent pharmacodynamic (PD) effects, as assessed by psychoactive effect intensity, with an ultra-rapid onset and short duration psychoactive experience. The pharmacokinetic (PK) profile of GH002 correlated with the ultra-rapid profile of the psychoactive effects.

The analyses of the PK/PD relationship, and various other secondary endpoints, are ongoing and will inform the further clinical development strategy for GH002.

Update on IND for GH001

As previously announced, our Investigational New Drug Application (IND) for GH001 administered using our proprietary aerosol delivery device has been placed on clinical hold by the U.S. Food and Drug Administration (FDA), with the FDA requesting that we provide (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure, to resolve the hold.

As previously announced, we have initiated the requested nonclinical studies and are preparing the requested device design verification information. With regard to the device design verification matters, we requested a meeting with the FDA to seek input on certain aspects of our response, which was granted. That interaction with the FDA will be dealt with by way of written responses, which we expect to receive from the FDA this month.

We have now submitted a clinical trial application for our planned Phase 1 healthy volunteer clinical pharmacology trial (GH001-HV-106) in Europe. This trial uses our proprietary aerosol delivery device for administration of GH001 and is designed to support bridging to the clinical data generated with the commercial device we have used, and are using, in our clinical trials to date.

Results of Operations

Comparison of the Three Months Ended March 31, 2024 and 2023

The following table summarizes our results of operations for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31
	2024	2023	Change
	(in USD thousands)
Operating Expenses:
Research and development	(8,658)	(7,306)	(1,352)
General and administrative	(2,870)	(3,113)	243
Loss from operations	(11,528)	(10,419)	(1,109)
Net finance income[1]	2,541	1,119	1,422
Foreign exchange gain/(loss)	1,321	(1,637)	2,958
Loss for the period	(7,666)	(10,937)	3,271

1Net finance income for the three months ended March 31, 2024, comprises finance income, finance expense and expected credit losses.

Research and Development Expenses

The following table summarizes our research and development expenses for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31
	2024	2023	Change
	(in USD thousands)
External research and development expenses	(7,047)	(5,825)	(1,222)
Employee expenses[1]	(1,548)	(1,419)	(129)
Depreciation	(6)	(10)	4
Other expenses	(57)	(52)	(5)
Research and development	(8,658)	(7,306)	(1,352)

1 Includes share based compensation expense of $0.2 million and $0.3 million for the three months ended March 31, 2024 and 2023, respectively.

The following table summarizes our research and development expenses for our product candidates for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31
	2024	2023	Change
	(in USD thousands)
GH001	(6,021)	(4,663)	(1,358)
GH002	(586)	(535)	(51)
GH003	(18)	(8)	(10)
Related to multiple product candidates (GH001, GH002 and GH003) and exploratory work for potential future product candidates [1]	(2,033)	(2,100)	67
Research and development	(8,658)	(7,306)	(1,352)

1 Includes expenses that relate to any combination of GH001, GH002 and/or GH003 and exploratory work for potential future candidates.

Research and development expenses increased by $1.4 million to $8.7 million for the three months ended March 31, 2024, from $7.3 million for the three months ended March 31, 2023. The increase is primarily due to increased expenses relating to nonclinical activities, active pharmaceutical ingredient and drug product development and manufacturing and increased clinical trial expenses. These increases have been partly offset by a decrease in expenses relating to our technical development including device development.

Research and development expenses for our product candidates will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each candidate.

Research and development expenses relating to GH001 increased by $1.4 million in the three months ended March 31, 2024, primarily due to an increase in clinical trial expenses, an increase in expenses related to nonclinical activities and active pharmaceutical ingredient and drug product development and manufacturing, partly offset by a decrease in expenses relating to technical development including device development.

Research and development expenses relating to GH002 increased by $0.1 million in the three months ended March 31, 2024, primarily due to an increase in active pharmaceutical ingredient and drug product development and manufacturing and partly offset by decreased clinical trial expenses.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the three months ended March 31, 2024 and 2023:

	Three Months Ended March 31
	2024	2023	Change
	(in USD thousands)
External costs	(1,915)	(2,270)	355
Employee expenses[1]	(881)	(776)	(105)
Depreciation	(74)	(67)	(7)
General and administrative	(2,870)	(3,113)	243

1 Includes share based compensation expense of $0.1 million and $0.2 million for the three months ended March 31, 2024 and 2023, respectively.

General and administrative expenses decreased by $0.2 million to $2.9 million for the three months ended March 31, 2024, from $3.1 million for the three months ended March 31, 2023. The decrease is primarily due to a reduction in professional fees and insurance costs offset by an increase in employee expenses in our general and administrative functions to support our growth initiatives.

Net Finance Income

Our net finance income increased to $2.5 million for the three months ended March 31, 2024, from $1.1 million for the three months ended March 31, 2023. The increase is primarily due to an increase in finance income of $0.6 million relating to cash, cash equivalents and other financial assets, as well as an increase in the fair value gain of $0.6 million relating to our cash equivalents and other financial assets.

Foreign Exchange Gain/(Loss)

Foreign exchange gain is $1.3 million for the three months ended March 31, 2024, a movement of $3.0 million from a loss of $1.6 million for the three months ended March 31, 2023. This movement is primarily as a result of the translation of the U.S. dollar cash and other financial assets balance in the accounts of our subsidiary into its functional currency, which is the euro. During the three months ended March 31, 2024, the U.S. dollar strengthened compared to the euro, which resulted in the foreign exchange gain.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred operating losses since inception, and we have not generated any revenue from any product sales or any other sources. We have not yet commercialized any of our product candidates, which are in various phases of technical and clinical development, and we do not expect to generate revenue from sales of any products for several years, if at all. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We have funded our operations to date primarily through equity financings, including our initial public offering. As of March 31, 2024, we had cash, cash equivalents, other financial assets and marketable securities of $214.0 million, compared to cash, cash equivalents and marketable securities of $222.7 million as of December 31, 2023.

We plan to continue to fund our operating and capital funding needs through sales of additional equity or other forms of financing. We may also consider pursuing strategic partnerships for clinical development and commercialization of our product candidates. The sale of additional equity would result in additional dilution to our shareholders.

Cash Flows

The following table provides information regarding our cash flows for the three months ended March 31, 2024 and 2023:

Three Months Ended March 31
	2024	2023	Change
	(in USD thousands)
Net cash flows used in operating activities	(9,596)	(6,885)	(2,711)
Net cash flows from/(used in) investing activities	8,788	(54,022)	62,810
Net cash flows used in financing activities	(71)	(70)	(1)
Net decrease in cash and cash equivalents	(879)	(60,977)	60,098

Net Cash Flows Used in Operating Activities

Net cash flows used in operating activities increased by $2.7 million to $9.6 million for the three months ended March 31, 2024 from $6.9 million for the three months ended March 31, 2023, due to an increase in loss from operations for the period and movement in working capital.

Net Cash Flows From/(Used in) Investing Activities

Net cash flows from investing activities for the three months ended March 31, 2024, is $8.8 million, a movement of $62.8 million from net cash flows used in investing activities of $54.0 million for the three months ended March 31, 2023. The net cash from investing activities during the three months ended March 31, 2024, comprised the receipt of proceeds from the sale of financial assets of $5.0 million and the redemption of marketable securities of $3.8 million. The net cash used in investing activities during the three months ended March 31, 2023, was primarily due to an investment in a money market fund of $54.0 million.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing research and development activities, particularly as we advance the technical development work, nonclinical studies and clinical trials of our product candidates and the medical devices required to deliver such product candidates, such as our proprietary aerosol delivery device for GH001. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, convertible debt financings, strategic collaborations and licensing arrangements. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Our future capital requirements will depend on many factors, which are outlined in our annual report on Form 20-F for the year ended December 31, 2023, and this discussion and analysis. We believe that we have sufficient financial resources available to cover our planned cash outflows for at least the next twelve months.

Critical Accounting Estimates

There have been no material changes to the significant accounting policies and significant judgments and estimates from those referred to in the section in our annual report on Form 20-F for the year ended December 31, 2023, titled “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates.”

Emerging Growth Company Status

On April 5, 2012, the Jumpstart our Business Act of 2012 (“JOBS Act”) was enacted. As an emerging growth company, or EGC, we rely on exemptions and reduced reporting requirements under the JOBS Act including exemptions from (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.

We will remain classified as an EGC until the earlier of (1) the last day of the fiscal year (i) in which we have total annual gross revenue of $1.235 billion; (ii) following the fifth anniversary of the completion of our initial public offering; or (iii) in which we are deemed to be a “large accelerated filer,” which requires the market value of our ordinary shares that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three-year period.

Recently Issued Accounting Pronouncements

As disclosed in note 2 to our unaudited condensed consolidated interim financial statements, there are no standards that are mandatory for the financial year beginning on January 1, 2024, that are relevant to and have had any material impact on our unaudited condensed consolidated interim financial statements. The review of the impact of new standards on our unaudited condensed consolidated interim financial statements, including the recently issued IFRS 18 “Presentation and Disclosure in Financial Statements”, which is not yet effective and which has not been early adopted by us is ongoing.

Risk Factors

There have been no material changes in our risk factors from those disclosed in our annual report on Form 20-F for the year ended December 31, 2023.

Cautionary Statement Regarding Forward-Looking Statements

This discussion contains statements that are, or may be deemed to be, forward-looking. All statements other than statements of historical fact included in this discussion, including statements regarding our future results of operations and financial position, business strategy, product candidates, medical devices required to deliver these product candidates, research pipeline, ongoing and currently planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, cash runway, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as “may,” “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will,” “potential” and “ongoing,” among others.

Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section in our annual report on Form 20-F for the year ended December 31, 2023, titled “Item 3. Key Information—D. Risk Factors.” These risks and uncertainties include, among others, factors relating to:

•	the commencement, timing, progress and results of our research and development programs, preclinical studies and clinical trials;
•
the timing, progress and results of developing and conducting clinical trials for our GH001, GH002 and GH003 product candidates and the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001, for our initial and any additional indications;

•	our efforts to expand into other jurisdictions such as the United States and in the European Union;
•
our expectations related to the technical development and expansion of our external manufacturing capabilities for our GH001, GH002 and GH003 product candidates as well as the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	our reliance on the success of our GH001, GH002 and GH003 product candidates;
•
the timing, scope or likelihood of regulatory filings and approvals by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other comparable foreign regulatory authorities, for our GH001, GH002 and GH003 product candidates and our initial and any additional indications;

•
our expectations related to the clinical hold imposed by the FDA on the study we proposed in our IND for GH001, including our plans and expectations for progressing any nonclinical programs and any other work to lift the clinical hold, the timing required to lift such clinical hold and for discussions with the FDA and the outcomes and resolution of such discussions;

•	our expectations regarding the size of the eligible patient populations for our GH001, GH002 and GH003 product candidates, if approved for commercial use;
•	our ability to identify third-party clinical trial sites to conduct trials and our ability to identify and train appropriately qualified therapists to administer our investigational therapy;
•
the effect of pandemics, such as the COVID-19 pandemic, epidemics, outbreaks of an infectious disease or similar events on aspects of our business operations, including delays in the regulatory approval process, contracting with clinical trial sites and engaging in clinical trials;

•	our ability to implement our business model and our strategic plans for our business and GH001, GH002 and GH003 product candidates;
•
our ability to identify, develop or acquire and obtain approval by the FDA, EMA or other comparable foreign regulatory authorities of medical devices required to deliver our GH001, GH002 and GH003 product candidates, such as our proprietary aerosol delivery device for GH001;

•	our commercialization and marketing capabilities and strategy;

•
the effects of undesirable clinical trial outcomes and potential adverse public perception regarding the use of mebufotenin (5-MeO-DMT) and psychedelics generally on the regulatory approval process and future development of our product;

•	the pricing, coverage and reimbursement of our GH001, GH002 and GH003 product candidates, if approved;
•	the scalability and commercial viability of our manufacturing methods and processes;
•	the rate and degree of market acceptance and clinical utility of our GH001, GH002 and GH003 product candidates;
•	our reliance on third-party suppliers for our nonclinical study and clinical trial drug substance and product candidate supplies, as well as key raw materials used in our manufacturing processes;
•	our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;
•	our expectations regarding potential benefits of our GH001, GH002 and GH003 product candidates and our approach generally;
•	our expectations around regulatory development paths and with respect to Controlled Substances Act, or CSA, classification;
•
the scope of protection we and any current or future licensors or collaboration partners are able to establish and maintain for intellectual property rights covering our GH001, GH002 and GH003 product candidates;

•	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;
•	our ability to protect our intellectual property rights, including enforcing and defending intellectual property-related claims;
•	regulatory developments in the United States, under the laws and regulations of the European Union and other jurisdictions;
•
continuing inflation, interest rates and foreign currency exchange rates, disruptions in global supply chains and labor markets, volatility and stress within the banking sector and the measures governments and financial services companies have taken in response, and geopolitical risks and global hostilities, including any direct or indirect economic impacts resulting from Russia’s invasion of Ukraine, the ongoing military conflict between Israel and Hamas and any resulting conflicts in the region, or increased tensions between China and Taiwan;

•	developments and projections relating to our competitors and our industry;
•	our ability to remediate our material weaknesses in our internal control over financial reporting;
•	the amount of time that our existing cash, cash equivalents, other financial assets and marketable securities will be sufficient to fund our operations and capital expenditures;
•	our estimates regarding expenses, capital requirements and needs for additional financing;
•	our ability to effectively manage our anticipated growth;
•	our ability to attract and retain qualified employees and key personnel;
•	whether we are classified as a passive foreign investment company for current and future periods;
•	our expectations regarding the time during which we will be an EGC under the JOBS Act and as a foreign private issuer;
•	the future trading price of the ordinary shares and impact of securities analysts’ reports on these prices; and
•	other risks and uncertainties, including those listed under “Item 3. Key Information—D. Risk Factors.”

These forward-looking statements speak only as of the date of this discussion and are subject to a number of risks, uncertainties and assumptions described under the sections in our annual report on Form 20-F for the year ended December 31, 2023, titled “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in our annual report and this discussion. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this discussion, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.